FOR IMMEDIATE RELEASE    Contact: Guy T. Marcus              John J. Kennedy
August 21, 1998                   V P-Investor Relations     CFO
                                  Halliburton                Smith International
                                  (214) 978-2691             (281) 443-3370

             HALLIBURTON TO SELL M-I INTEREST TO SMITH INTERNATIONAL

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) and Smith International, Inc., (NYSE, PSE:SII) jointly announce today that they have entered into a definitive agreement pursuant to which Smith International will purchase Halliburton's 36 percent ownership interest in M-I L.L.C. for $265 million. M-I is a leading supplier of drilling and completion fluid products/systems, services and equipment to the worldwide petroleum industry. Smith currently owns 64 percent of M-I.
         The purchase price will be paid by Smith in the form of a non-interest bearing promissory note due 240 days after closing. All of M-I's debt will remain an obligation of M-I. Closing is expected by the end of August 1998. This transaction will complete Halliburton's commitment to sell its M-I interest in connection with its pending merger with Dresser Industries, Inc. (NYSE:DI) which is expected to close this fall.
         Smith International, Inc. is a leading worldwide supplier of premium products and services to the oil and gas exploration, production and petrochemical industries through its five principal business units - M-I Fluids, M-I SWACO, Smith Bits, Smith Drilling & Completions and Wilson Supply.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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